

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Walter A. Baker
Executive Vice President, General Counsel, and Secretary
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

> **Re: Sunnova Energy International Inc.**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Exhibit Nos. 4.4, 4.6, 4.10, 4.11, 4.12, 10.22, 10.23, 10.24, and 10.25**
> **Submitted May 28, 2019**
> **CIK No. 0001772695**

Dear Mr. Baker:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance